

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

<u>Via Facsimile</u>
Parrish Medley
President and Chief Executive Officer
Davi Luxury Brand Group, Inc.
9426 Dayton Way
Beverly Hills, CA 90210

      Re: Davi Luxury Brand Group, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2010
              Filed December 29, 2010
              File No. 000-53609

Dear Mr. Medley:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ Mark C. Shannon

                    Mark C. Shannon
                    Branch Chief